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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                 DAVID F. TANAKA
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                          GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                    SUITE 400
                            DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                            person filing statement)


                                 With copies to:

                             WILLIAM S. KIRSCH, P.C.
                               JOHN A. SCHOENFELD
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                             CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 of the Statement, which in the section "Merger Agreement" incorporates by reference the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, is hereby amended and supplemented so as to (1) not incorporate the last paragraph of Section 15 of the Offer to Purchase and (2) replace the reference to such paragraph in its entirety with the following:

         "The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or the Purchaser; provided that the determination of the satisfaction or waiver of all conditions, other than those involving receipt of government approvals, will be made on or before the Expiration Date. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time as set forth in the immediately preceding sentence."

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the first paragraph of the section "Noteholder Litigation":

         "On October 9, 2001, the plaintiffs in the lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, a copy of which is filed with the Statement as Exhibit (a)(7), filed a Motion for a Temporary Restraining Order. The plaintiffs seek a temporary restraining order preventing the Company, the Purchaser, Parent and the trustees under the indentures related to the Senior Notes from: (1) accepting, or causing acceptance for payment of, any and all of the Shares and the Senior Notes tendered pursuant to the Offer and Notes Tender Offers; (2) accepting consents with respect to the proposed amendments to the Senior Notes and the indentures related thereto, giving notice to the depositary, The Depository Trust Company, and announcing the withdrawal deadline with respect to the consent solicitation for the Senior Notes; (3) amending, supplementing and/or modifying the terms, in any manner, of the indentures related to the Senior Notes; and (4) consummating the Merger.

         On October 10, 2001, the Parent and the Purchaser filed papers in opposition to the Motion for a Temporary Restraining Order.

         On October 10, 2001, the Company also filed papers in opposition to the Motion for a Temporary Restraining Order."



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                GAYLORD CONTAINER CORPORATION


Dated:   October 11, 2001                       By: /s/ David F. Tanaka
                                                   -----------------------------
                                                   Name: David F. Tanaka
                                                   Title: Vice President,
                                                          General Counsel and
                                                          Corporate Secretary